Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 333-40836

On July 13, 2000, CP&L Energy, Inc. posted the following reports on its internet web site.

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                          Florida Progress Acquisition
                              Regulatory Approvals


                             Holding Company/Merger
                     Filings and Applications Status Report
                                Updated 7/13/00*

===============================================================================
Filing/              Date       Planned Filing      Order           Order
Application          Filed        Date              Received       Expected
===============================================================================
Holding Company
===============================================================================
NRC                09/15/99                         12/29/99
===============================================================================
NCUC               10/15/99                          5/17/00
===============================================================================
SEC                10/18/99                          6/15/00
===============================================================================
SCPSC              10/19/99                         03/06/00
===============================================================================
FCC                10/21/99                         02/09/00
===============================================================================
FERC               10/26/99                         12/23/99
===============================================================================
Merger
===============================================================================
NRC - Transfer of  01/31/00                          5/23/00
Control
===============================================================================
NCUC - Merger      02/03/00                                       3rd Quarter
Approval
===============================================================================
FERC - Merger      02/03/00                          7/12/00
Approval*
===============================================================================
SEC - Merger       03/14/00                                       3rd Quarter
Approval
===============================================================================
FCC - Transfer of   5/09/00                                       3rd Quarter
Licenses
===============================================================================
FTC/DOJ (HSR)*     06/09/00                          7/12/00
===============================================================================

This document contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of Federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service areas, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports.


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                     FERC APPROVAL RECEIVED ON JULY 12, 2000

                                 Summary of the
[CP&L Logo]             Federal Energy Regulatory Commission
CP&L                               Application           [Florida Progress Logo]
                                                    FLORIDA PROGRESS CORPORATION

                      CPL/FPC Proposed Business Combination
                               Docket Nos. EC00-55
                          Date Filed: February 3, 2000


Overall Request

CP&L Energy, Inc. and Florida Progress Corporation, on behalf of themselves and their subsidiaries ("the Applicants"), seek authorization and approval to merge those susidiaries that are subject to the Federal Energy Regulatory Commission's ("FERC's") jurisdiction. The principal utilities joined through this merger are Carolina Power & Light Company ("CP&L"), which provides wholesale and retail electric service principally in the states of North Carolina and South Carolina, and Florida Power Corporation ("FPC"), which provides wholesale and retail electric service primarily in central and northern Florida. As a consequence of the merger, the Applicants will achieve greater efficiencies through economies of scale, derive advantages of geographic and customer diversity, and attain greater financial strength.

Market Power

The proposed merger poses no significant market power concerns. Based upon the FERC market power analysis, there are limited market power issues in CP&L and FPC markets resulting from the transaction. To resolve these issues, the Applicants commit to:

1. Sell 135 MW of generating capacity for a six year period. This sale of less than 1% of the companies' combined generation resources is intended to foreclose any questions related to the impact of the merger on wholesale competition.

2. File for FERC approval to establish or join Regional Transmission Organizations ("RTOs") in their respective regions no later then 90 days after completing the merger. (In its recent Order No. 2000, FERC encouraged all transmission-owning utilities to turn over operation of their transmission systems to RTOs.)

Rates

The Applicants commit to hold all wholesale requirements and transmission customers harmless from any adverse effect of the proposed transaction on the FERC-jurisdictional rates.

Interventions

Petitions to intervene were filed on April 3. In all 19 intervenors, comprised of municipalities, electric cooperatives, other utilities, customer groups and the Florida Public Service Commission filed with the FERC. These filings can be viewed on FERC's Web site, by clicking on the address below and typing in docket # EC00-55
http://rimsweb1.ferc.fed.us/rims.q?rp2~DockNumIni

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                                 Summary of the
[CP&L Logo]             Federal Energy Regulatory Commission
CP&L                               Application           [Florida Progress Logo]
                                                    FLORIDA PROGRESS CORPORATION

Commission Actions

On June 28, 2000 the Commission was scheduled to review the pending merger application. It postponed a decision and issued a request of the parties to address the following items regarding the applicants' commitments involving Regional Transmission Organizations.

(A) Does each Applicant commit to join and participate in (and to transfer operational control of its transmission facilities to) a Commission-approved RTO?

(B) If Applicants' answer to (A) is yes, by what date does each Applicant commit to join and participate in a Commission-approved RTO?

(C) What processes are currently underway to develop RTOs in each Applicant's reliability council region (or the subregion in which each Applicant is located)?

The companies responded to this request on June 30, 2000. This additional information will allow the Commission to expedite further consideration of the application.

--------------------------------------------------------------------------------
                     FERC APPROVAL RECEIVED ON JULY 12, 2000
--------------------------------------------------------------------------------



This document contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of Federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service areas, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports.



[End of text appearing on web site]



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In connection with the share exchange between CP&L Energy and Florida Progress,
CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone: (800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.